SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F   X   Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes       No   X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

SIGNATURES

CNH GLOBAL N.V.
Form 6-K for the month of April 2006
List of Exhibits:
1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of March and Cumulative for 3 Months 2006, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of February 2006 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.
Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment
During the Month of March and Cumulative for 3 Months 2006,
and Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of February 2006
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).
These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.
Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	March N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

Total North
	American		CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY		(All Brands)
RETAIL UNIT SALES:
MONTH of MARCH 2006

Agricultural Tractors:
under 40 horsepower (2WD)	+2.3%		up low double digits, significantly better than the industry

40 to 100 horsepower (2WD)	+6.9%		up moderate double digits, significantly better than the industry

over 100 horsepower (2WD)	+13.3%		up high double digits, significantly better than the industry

4 wheel drive tractors	+18.1%		up low double digits, in line with the industry

Sub total tractors over 40 hp	+8.9%		up high double digits, significantly better than the industry

Total Ag tractors	+5.3%		up moderate double digits, significantly better than the industry

Combines	+34.6%		up triple digits, significantly better than the industry

Loader/backhoes	down low double digits		up low double digits

Skid Steer Loaders	up mid single digits		up high double digits, significantly better than the industry

Total Heavy Construction Equipment	up moderate double digits		up mid single digits

RETAIL UNIT SALES:
3 MONTHS, 2006

Agricultural Tractors:
under 40 horsepower (2WD)	+3.5%		up low double digits, significantly more than the industry

40 to 100 horsepower (2WD)	+6.2%		up moderate double digits, significantly more than the industry

over 100 horsepower (2WD)	(5.2)%		up moderate double digits, significantly more than the industry

4 wheel drive tractors	+14.6%		up high single digits

Sub total tractors over 40 hp	+3.5%		up moderate double digits, significantly more than the industry

Total Ag tractors	+3.5%		up moderate double digits, significantly more than the industry

Combines	+8.8%		up high double digits, significantly more than the industry

Loader/backhoes	down low single digits		up low double digits, significantly more than the industry

Skid Steer Loaders	up low single digits		up moderate double digits, significantly more than the industry

Total Heavy Construction Equipment	up moderate double digits		up low double digits

DEALER INVENTORIES:
END OF FEBRUARY 2006

Agricultural Tractors:
under 40 horsepower (2WD)	6.3 months supply		1 month more than the industry

40 to 100 horsepower (2WD)	5.1 months supply		1/2 month more than the industry

over 100 horsepower (2WD)	4.0 months supply		in line with the industry

4 wheel drive tractors	2.8 months supply		1 month less than the industry

Total tractors	5.6 months supply		in line with the industry

Combines	2.7 months supply	>	1 month more than the industry

Dated: April 13, 2006

Industry Trends
U.S. Ag Flash Reports

March 2006 Flash Report
U.S. Unit Retail Sales
(Report released 4/12/2006)
To download a PDF of this report, please click here.

							February 2006
	March	March		Y-T-D			U.S. Field
Equipment	2006	2005	% Chg.	2006	Y-T-D 2005	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	10,575	10,386	1.8	22,106	21,477	2.9	66,538
40 & Under 100 HP	6,338	6,063	4.5	14,995	14,358	4.4	32,324
100 HP & Over	2,021	1,873	7.9	4,750	5,183	-8.4	6,246
Total - 2 Wheel Drive	18,934	18,322	3.3	41,851	41,018	2.0	105,108
Total - 4 Wheel Drive	374	331	13.0	834	756	10.3	804
Total Farm Wheel Tractors	19,308	18,653	3.5	42,685	41,774	2.2	105,912
Combines (Self-Propelled)	416	313	32.9	1,006	917	9.7	1,360

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
To U.S. Ag Flash Report Archive >>

©AEM 2006 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 6737 W. Washington Street, Suite 2400 Milwaukee, WI 53214-5647 Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends
Canadian Ag Flash Reports

March 2006 Flash Report Canada Unit Retail Sales
(Report released 4/12/2006)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.
To download a PDF of this report, please click here.

	March			March YTD			February
							2006	2005
							Canadian	Canadian
							(Field)	(Field)
Equipment	2006	2005	% Chg.	2006	2005	% Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	458	404	13.4	998	850	17.4	4,542	3,786
40 & Under 100 HP	528	358	47.5	1,268	954	32.9	2,756	2,363
100 HP & Over	380	246	54.5	709	575	23.3	1,530	1,433
Total - 2 Wheel Drive	1,366	1,008	35.5	2,975	2,379	25.1	8,828	7,582
Total - 4 Wheel Drive	76	50	52.0	133	88	51.1	200	199
Total Farm Wheel Tractors	1,442	1,058	36.3	3,108	2,467	26.0	9,028	7,781
Combines (Self-Propelled)	86	60	43.3	170	164	3.7	513	415
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
Go To Canadian Ag Flash Reports Archive >>

©AEM 2006 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 6737 W. Washington Street, Suite 2400 Milwaukee, WI 53214-5647 Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Camillo Rossotto
Camillo Rossotto
Treasurer

April 13, 2006